Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 17, 2025

Re:	Bain Capital GSS Investment Corp.

Registration Statement on Form S-1

Submitted September 9, 2025

CIK No. 0002064355

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt

Pamela Long

Frank Knapp

Jennifer Monick

Ladies and Gentlemen:

On behalf of our client, Bain Capital GSS Investment Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 16, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing the Registration Statement (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Registration Statement on Form S-1 filed September 9, 2025

Cover page

1.

We note that you revised disclosure in response to prior comment 1 to state that if you change the size of the offering, the adjustment to the number of Class B shares to maintain a 20% interest would maintain the same relative dilution from Class B ordinary shares prior to any increase or decrease in offering size. Please explain how this is consistent with the information in the dilution table, which demonstrates that greater dilution occurs when more shares are sold in the offering where the Class B shares are adjusted to maintain the 20% interest.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the dilution table included in the Registration Statement does not reflect any increase or decrease in the size of the offering from the base deal size of $400 million shown in the Registration Statement. Instead, the table contemplates the existence of the over-allotment option granted to the underwriters in the offering and shows two possible scenarios—no exercise of that over-allotment option and exercise in full—where the “no exercise” scenario reflects a forfeiture of 1.5 million Class B ordinary shares in order to maintain the 20% interest of the Class B shareholders in the aggregate. The dilution table is adjusted for various potential redemption scenarios, starting with no redemptions and moving to 100% redemptions for the public Class A shareholders. Since the redemptions affect only the Class A ordinary shares that are held by public investors, there is no impact on the number of Class B ordinary shares outstanding. If the offering size is changed before effectiveness of the Registration Statement, the Company would update the dilution disclosure to give effect to a greater or lesser number of Class B ordinary shares outstanding (as applicable) to maintain that 20% interest.

Dilution, page 110

2.

We note your table that illustrates the difference between the public offering price per unit and your NTBV per share here and on the cover page. It appears that you have transposed the amounts in the row for assuming no exercise of over-allotment option with the amounts in the row for assuming full exercise of over-allotment option. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Form S-1 disclosure for this comment.

3.

We note your revisions to your table at the top of page 112. Please further revise certain amounts in the row labeled ‘Ordinary shares offered and sale of private placement units’ for accuracy, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the Registration Statement on page 111 to address this comment.

Exhibits

4.

Please have counsel revise the legal opinion filed as Exhibit 5.1 to cover all of the warrants being registered under the registration statement. In this regard, we note that the opinion covers only 8,000,000 warrants, but you are registering 9,200,000 warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Davis Polk has revised its legal opinion set forth in Exhibit 5.1 to address this comment.

5.

Please have counsel revise the legal opinion filed as Exhibit 5.1 to remove inappropriate assumptions. More specifically, we note that the opinion assumes the warrant agreement “is a valid, binding and enforceable agreement of ach party thereto.” Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that both Davis Polk and Maples have revised their legal opinions set forth in Exhibits 5.1 and 5.2, respectively, to address this comment.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc	Angelo Rufino, Chief Executive Officer, Bain Capital GSS Investment Corp

Jenelle DeVits, Associate General Counsel, North America Special Situations, Bain Capital

Christian O. Nagler, Kirkland & Ellis LLP